Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 10, 2010

Relating to Preliminary Prospectus dated October 28, 2010

Registration No. 333-168702

RICHMOND HONAN MEDICAL PROPERTIES INC.

FREE WRITING PROSPECTUS

This free writing prospectus relates to the securities of Richmond Honan Medical Properties Inc. (“We,” or the “Company”) described in the preliminary prospectus included in Amendment No. 3 to the Company’s Registration Statement on Form S-11 (File No. 333-168702) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2010, as further amended by Amendment No. 4 to the Registration Statement filed with the SEC on November 4, 2010, relating to the Company’s proposed offer and sale of shares of its common stock. This free writing prospectus relates only to the securities described in the Registration Statement and should be read together with the preliminary prospectus included in the Registration Statement filed with the SEC on October 28, 2010.

To view the preliminary prospectus included in Amendment No. 3 to the Company’s Registration Statement, click the following link on the SEC web site at www.sec.gov (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1498345/000119312510238684/ds11a.htm

Reduction in estimated offering price and increase in number of shares offered:

We expect the initial public offering price of our common stock to be approximately $9.00 per share. This represents a decrease from the price range of $13.00 to $15.00 per share indicated in the preliminary prospectus dated October 28, 2010 relating to these securities.

We are offering 28,000,000 shares of our common stock. This represents an increase from the 19,500,000 shares indicated in the preliminary prospectus dated October 28, 2010. In addition, the underwriters’ over-allotment option has been increased from 2,925,000 shares to 4,200,000 shares. The information herein reflects the issuance of 28,000,000 shares at an assumed initial public offering price of $9.00 per share and assumes, unless expressly stated otherwise, that the underwriters’ over-allotment option is not exercised.

Consequently, we estimate we will receive net proceeds from the offering of approximately $229.9 million, or approximately $265.0 million if the underwriters’ over-allotment option is exercised in full, after deducting the underwriting discount and estimated offering expenses payable by us. This represents a decrease from the estimated net proceeds from the offering of approximately $249.4 million, or approximately $287.5 million if the underwriters’ over-allotment option is exercised in full, after deducting the underwriting discount and estimated offering expenses payable by us, as described in the preliminary prospectus dated October 28, 2010.

Reduction in consideration paid for initial properties and other Use of Proceeds:	A portion of the cash consideration payable in the formation transactions is variable based on the initial public offering price of our common stock. As a result of the reduction in the assumed initial public offering price, pursuant to the terms of certain of the agreements relating to the formation transactions, the cash portion of the consideration payable by us in the formation transactions will be reduced as set forth below. The following sets forth the uses of the net proceeds that we estimate we will receive in this offering:

Uses	Amounts (Dollars in millions)
To purchase the real estate operations of our Affiliated Portfolio(1)	$50.0
To purchase the real estate operations of the Ziegler Portfolio(2)	32.1
To repay existing indebtedness and related liabilities associated with our initial properties(3)	108.9
To pay an advisory fee to Robert W. Baird & Co. Incorporated for services rendered in connection with our acquisition of the Ziegler Portfolio	1.0
To fund general corporate and working capital purposes, including payment of expenses associated with our formation transactions and possible future acquisitions and development activities(4)	37.9

Total Uses	$229.9

(1)	Approximately $10.0 million of this amount is variable. This amount will be determined by the actual amount of outstanding indebtedness at closing as well as customary commercial real estate closing prorations. After such adjustments, the cash portion of the purchase price for the Affiliated Portfolio generally will increase or decrease by the same percentage (positive or negative) by which the price per share in this offering is above or below $9.00.
(2)	At an assumed initial public offering price of $9.00 per share, the purchase price is fixed at the amount shown, subject to adjustment for the amount of outstanding indebtedness and customary real estate closing prorations. This amount includes $1.27 million to be paid to an affiliate of the Ziegler Entities in connection with the purchase and sale of the Ziegler Portfolio.
(3)	Repayment amount includes $107.8 million of principal balance and additional payments of accrued interest of approximately $274,000, liquidation of swap liabilities of approximately $762,000, and prepayment penalties of approximately $22,000.
(4)	While we believe we have an attractive pipeline of potential acquisitions and development opportunities, we are not currently party to any binding commitments to engage in any acquisitions other than in connection with our formation transactions. Also we are not party to any binding commitments to commence any development activity. For a further description of our pipeline of potential acquisitions and development activities, see “Our Business and Initial Properties—Development Opportunities,” and “—Acquisition, Asset Selection and Development Process.” To the extent the initial public offering price is below $9.00 per share, the amount available for general corporate and working capital purposes will be reduced.

Changes to Capitalization	The following sets forth our capitalization on a (i) pro forma basis taking into account the formation transactions, including the acquisitions of our Affiliated Portfolio and the Ziegler Portfolio, but before giving effect to this offering and (ii) pro forma basis taking into account the formation transactions, including the acquisitions of our Affiliated Portfolio and the Ziegler Portfolio, and as adjusted for this offering. The pro forma adjustments give effect to this offering and the formation transactions as if they had occurred on June 30, 2010 and to the application of the net proceeds as described in “Use of Proceeds.”

	As of June 30, 2010
	Richmond Honan
	Pro Forma	Pro Forma As Adjusted
	(unaudited) (dollars in thousands)
Mortgages and notes payable	$322,543 (2)	$133,030

Stockholders’ / owners’ equity (deficit):
Common stock, $0.01 par value per share, 500,000,000 shares authorized, 1,000 shares issued and outstanding, actual, 500,000,000 shares authorized, 28,467,000 shares issued and outstanding on a pro forma basis(1)	—	285
Additional paid in capital	1	217,833
Owners’ equity (deficit)	(11,278)	—
Accumulated deficit	(1,000)	(1,038)
Noncontrolling interest in our operating partnership and property partnerships	9,202	11,157

Total stockholders’ / owners’ equity	(3,075)	228,237

Total capitalization	$319,468	$361,267

(1)	The shares of common stock outstanding on a pro forma as-adjusted basis include 28,000,000 shares of common stock to be issued in this offering, an aggregate of 1,000 shares of common stock issued to Messrs. Richmond and Honan in connection with our formation and 466,000 restricted shares to be issued to our directors, executive officers and other employees upon the completion of this offering and the formation transactions under our 2010 Equity Incentive Plan that are subject to vesting over a three- or five-year period. The shares of common stock outstanding on a pro forma as adjusted basis exclude 4,200,000 shares of common stock that may be issued by us upon exercise of the underwriters’ over-allotment option, 1,534,000 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan and approximately 1,408,282 shares of common stock issuable upon redemption of OP units expected to be outstanding upon the completion of the formation transactions. Pursuant to the terms of the partnership agreement of our Operating Partnership, generally commencing 12 months after completion of this offering and the formation transactions, at the option of the holder, OP units may be redeemed for cash or, at our option, shares of our common stock on a one-for-one basis.
(2)	For purposes of this presentation only, amounts include approximately $83.1 million representing the cash portion of the acquisition price of the Affiliated Portfolio and the Ziegler Portfolio, and the cash purchase of certain ownership interests in the Predecessor entities that will be funded from the offering.

Changes to Dilution

Purchasers of shares of our common stock in this offering will experience dilution to the extent of the difference between the initial public offering price per share and the net tangible book value per share. On a pro forma basis, at June 30, 2010, before giving effect to the formation transactions and before giving effect to this offering, our net tangible book value of the Predecessor was approximately $(7.2) million, or $(12.48) per share of common stock, assuming the redemption of OP units issuable in the formation transactions for shares of our common stock on a one-for-one basis. After giving effect to the formation transactions but before giving effect to this offering, our pro forma net tangible book value at June 30, 2010 was approximately $(57.5) million or $(40.80) per share of common stock. After giving effect to the formation transactions and this offering, our pro forma net tangible book value at June 30, 2010 was approximately $173.9 million, or $5.82 per share of common stock. This difference would represent an increase in pro forma net tangible book value attributable to the formation transactions and the sale of shares of common stock to new investors of $231.4 million, or $8.13 per share, and an immediate dilution in pro forma net tangible book value of $3.18 per share from the initial public offering price of $9.00 per share.

The following table illustrates this per share dilution:

Initial public offering price per share	$9.00

Net tangible book value per share as of June 30, 2010, before the formation transactions and this offering(1)	(12.48)
(Decrease) in pro forma net tangible book value per share attributable to the formation transactions but before this offering(2)	(28.32)
Increase in pro forma net tangible book value per share (after the formation transactions) attributable to this offering(3)	46.62

Net increase in pro forma net tangible book value per share attributable to the formation transactions and this offering	18.30

Pro forma net tangible book value per share after this offering and the formation transactions(4)	5.82

Dilution in pro forma net tangible book value per share to new investors(5)	$3.18

(1)	Net tangible book value per share of our common stock before the formation transactions and this offering is determined by dividing net tangible book value based upon June 30, 2010 net book value of the tangible assets of our Predecessor by 574,333 OP units issuable to continuing investors in the formation transactions.
(2)	Determined by dividing the difference between (a) the net tangible book value before the formation transactions and this offering and (b) the pro forma net tangible book value after our formation transactions but before this offering by 1,408,282 OP units to be issued to the continuing investors in the formation transactions.
(3)	The increase in pro forma net tangible book value per share of our common stock attributable to this offering is determined by dividing the difference between (a) the pro forma net tangible book value after our formation transactions but before this offering and (b) the pro forma net tangible book value after our formation transactions, and this offering, by 29,875,282, the total shares of common stock to be issued and the OP units to be issued to the continuing investors in our formation transactions.
(4)	Determined by dividing pro forma net tangible book value of approximately $173.9 million by 29,875,282, the total shares of common stock and OP Units to be outstanding upon closing of this offering and our formation transactions.
(5)	Determined by subtracting pro forma net tangible book value per share of common stock after this offering and the formation transactions from the initial public offering price paid by new investors for a share of common stock.

The table below summarizes, as of June 30, 2010, on a pro forma basis after giving effect to the formation transactions and this offering, the differences between the number of shares of common stock to be issued, the total consideration paid and the average price per share paid by the new investors purchasing shares in this offering and shares purchased by, or awarded to, directors, executive officers and employees of our company in connection with our formation or upon completion of this offering.

	Shares Issued		Cash Value of Contribution		Average Price Per Share
	Number	%	Amount	%
Shares of common stock issued to Messrs. Richmond and Honan in connection with our formation	1,000	0.0%	$1,000	0.0%	$1.00
Shares of restricted stock issued under our 2010 Equity Incentive Plan upon completion of this offering	466,000	1.6%	—	0.0%	0.00
New investors purchasing shares of common stock in this offering*	28,000,000	98.4%	252,000,000	100.0%	9.00

Total	28,467,000	100.0%	$252,001,000	100.0%	$8.85

*	Based upon an initial public offering price of $9.00 per share, which is the revised initial public offering price per share. Estimated underwriting discount and estimated offering expenses payable by us have not been deducted.

This table excludes shares of common stock that may be issued by us upon exercise of the underwriters’ over-allotment option, upon redemption of OP units expected to be outstanding upon the completion of the formation transactions as well as shares of common stock available for future issuance under the 2010 Equity Incentive Plan.

Changes to Summary Pro Forma Financial Data	The following table shows selected consolidated pro forma financial data for our company for the periods indicated.

Our pro forma statement of operations for the six months ended June 30, 2010 and for the year ended December 31, 2009 give effect to this offering, the formation transactions (including our acquisition of the Affiliated Portfolio and the Ziegler Portfolio) and the use of proceeds from this offering as if the transactions occurred on January 1, 2009.

Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the dates and for the periods indicated, nor do our interim results and pro forma financial information purport to represent our future financial position or results of operations.

Richmond Honan (Pro Forma)

(dollars in thousands, except per share amounts)

	Richmond Honan (Pro Forma)
	Six Months Ended June 30, 2010	Year Ended December 31, 2009
	(dollars in thousands, except per share amounts)
Statement of Operations Data:
Revenues:
Rental	$15,848	$32,023
Fee revenue	125	322
Expense reimbursements	4,747	8,810
Parking and other income	352	847

Total revenues	21,072	42,002

Expenses:
Property operating	7,846	15,371
General and administrative	1,945	3,235
Depreciation and amortization	7,502	14,989

Total expenses	17,293	33,595

Other Income (Expenses):
Interest income	2	1
Interest expense	(4,260)	(8,626)

Total other income (expenses)	(4,258)	(8,625)

Income (loss) before noncontrolling interest	(479)	(218)
Noncontrolling interest in property entities	(25)	(27)
Noncontrolling interest in operating partnership	24	12

Net income (loss) available to the Company	$(480)	$(233)

Pro forma basic earnings per share	$(0.02)	$(0.01)
Pro forma diluted earnings per share	$(0.02)	$(0.01)

Balance Sheet Data (as of end of period):
Assets:
Real estate properties, net	$263,622
Other assets, net	104,793

Total assets	$368,415

Liabilities and owners' combined deficit:
Mortgage loans and notes payable	$133,030
Other liabilities	7,148

Total liabilities	140,178
Owners' equity (deficit)	—
Stockholders' equity	217,080
Noncontrolling interest	11,157

Total liabilities and owner's equity (deficit)	$368,415

Other Data:
Funds from operations (1)	$6,981	$14,709
Number of medical office buildings
with ownership interest	29	29
Total leasable square feet (end of period)	1,525	1,516

Reconciliation of Net Income to FFO:
Net income (loss) before non controlling interest in operating partnership	$(504)	$(245)
Plus:
Depreciation and amortization	7,485	14,954

FFO attributable to common stockholders and unit holders in operating partnership	$6,981	$14,709

(1)	FFO is a widely recognized measure of REIT performance. Although FFO is not computed in accordance with generally accepted accounting principles, or GAAP, we believe that information regarding FFO is helpful to stockholders and potential investors because it facilitates an understanding of the operating performance of our initial properties without giving effect to real estate depreciation and amortization, which assumes that the value of real estate assets diminishes ratably over time. We calculate FFO in accordance with the April 2002 National Policy Bulletin of NAREIT, which we refer to as the “White Paper.” The White Paper defines FFO as net income (computed in accordance with GAAP) before noncontrolling interests of holders of OP units, excluding gains (or losses) on sales of depreciable operating property and extraordinary items (computed in accordance with GAAP), plus real estate related depreciation and amortization (excluding amortization of deferred financing costs), and after adjustments for unconsolidated partnerships and joint ventures. Our FFO computation may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the White Paper definition or that interpret the White Paper definition differently than we do. The GAAP measure that we believe to be most directly comparable to FFO, net income (loss), includes depreciation and amortization expenses, gains or losses on property sales and noncontrolling interests. In computing FFO, we eliminate these items because, in our view, they are not indicative of the results from the operations of our initial properties. To facilitate a clear understanding of our historical operating results, FFO should be examined in conjunction with net income (determined in accordance with GAAP) as presented in the financial statements included elsewhere in this prospectus. FFO does not represent cash generated from operating activities in accordance with GAAP, should not be considered to be an alternative to net income (loss) (determined in accordance with GAAP) as a measure of our liquidity and is not indicative of funds available for our cash needs, including our ability to make cash distributions to stockholders.

Ownership by executive officers: As a result of these changes, upon the closing of this offering and the formation transactions, Mr. Richmond, our chairman and chief executive officer, and Mr. Honan, our president and a member of our board of directors, and their respective affiliates will beneficially own approximately 2.1%, and 1.4%, respectively, of our outstanding common stock and OP units on a fully-diluted basis.

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS: 0001498345.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PRELIMINARY PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PRELIMINARY PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.

YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING ROBERT W. BAIRD & CO. INCORPORATED, ATTENTION: SYNDICATE DEPARTMENT, 777 E. WISCONSIN AVENUE, MILWAUKEE, WI 53202, OR BY EMAIL AT SYNDICATE@RWBAIRD.COM OR BY CALLING 800-792-2413; RAYMOND JAMES & ASSOCIATES, INC. ATTENTION: ANDREA BORUM, 880 CARILLON PARKWAY, ST. PETERSBURG, FL 33716, OR BY EMAIL AT ANDREA.BORUM@RAYMONDJAMES.COM OR BY CALLING 800-248-8863; AND RBC CAPITAL MARKETS CORPORATION, 200 VESEY STREET, 8TH FLOOR, NEW YORK, NY 10281-8098, ATTENTION: EQUITY SYNDICATE, OR BY CALLING 877-822-4089.

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